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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 1) (1)

                     BRILLIANT DIGITAL ENTERTAINMENT, INC.
              ---------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
              ---------------------------------------------------
                         (Title of Class of Securities)


                                  109502 10 4
              ---------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 9, 2000
              ---------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [x] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 873774 10 3                   13G
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     e-New Media Digital Entertainment Limited
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  (a) [ ]
                                  (b) [x]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
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NUMBER OF                5.  SOLE VOTING POWER             1,796,667
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER           0
OWNED BY
EACH                     7   SOLE DISPOSITIVE POWER        1,796,667
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER      0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,796,667
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                      [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11%
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12.  TYPE OF REPORTING PERSON

     CO
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ITEM 1(a).  NAME OF ISSUER:

     Brilliant Digital Entertainment, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     6355 Topanga Canyon Boulevard, Suite 120
     Woodland Hills, California  91367

ITEM 2(a).  NAME OF PERSON FILING:

The names of the persons filing this statement (the "Reporting Persons") are e-New Media Digital Entertainment Limited; e-New Media Technology Limited; and e-New Media Company Limited.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The addresses of the principal office of each of the Reporting Person are:
(1) e-New Media Digital Entertainment Limited, 27/F., Sunshine Plaza,
353 Lockhart Road, Wanchai, Hong Kong; (2) e-New Media Technology Limited, 27/F., Sunshine Plaza, 353 Lockhart Road, Wanchai, Hong Kong; and
(3) e-New Media Company Limited, 10 Hilltop Road, Lo Wai Tusen Wan,
New Territories, Hong Kong.

ITEM 2(c).  CITIZENSHIP:

e-New Media Digital Entertainment Limited is a Cayman Islands company. e-New Media Technology Limited is a British Virgin Islands company. e-New Media Company Limited is a Hong Kong company.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Common Shares, par value $0.001 per share ("Shares")

ITEM 2(e).  CUSIP NUMBER:

     109502 10 4

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act;

            (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


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            (g)  [ ] A parent holding company or control person in accordance with Rule 13d - 1(b)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

ITEM 4.     OWNERSHIP.

(a)-(b) e-New Media Digital Entertainment Limited beneficially owns 1,796,667 shares of Common Stock (the "Shares") which constitutes approximately 11% of the Common Stock outstanding as of September 25, 2000. e-New Media Technology Limited, through its 100% beneficial ownership of e-New Media Digital Entertainment Limited, may be deemed to beneficially own all of such 1,796,667 Shares, constituting approximately 11% of the Common Stock outstanding .e-New Media Company Limited, through its 100% beneficial ownership of e-New Media Technology Limited, may be deemed to beneficially own all of such 1,796,667 Shares, constituting approximately 11% of the Common Stock outstanding.

(c) e-New Media Digital Entertainment Limited being 100% owned by e-New Media Technology Limited, which is 100% owned by e-New Media Company Limited has shared power to vote or to direct the vote and to dispose or direct the disposition of all of the 1,796,667 Shares. e-New Media Technology Limited, as 100% beneficial owner of e-New Media Digital Entertainment Limited and e-New Media Company Limited, as 100% beneficial owner of e-New Media Technology Limited, each may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of such Shares.

The Reporting Persons expressly declare that the filing of this statement on
Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATIONS.

            Not Applicable


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  OCTOBER 5, 2000


                                                  E-NEW MEDIA TECHNOLOGY LIMITED


                                     /s/ CHEE SING CHUNG
                                     -------------------------------------------
                                     Name: Chee Sing Chung
                                     Title: Director

                                       E-NEW MEDIA DIGITAL ENTERTAINMENT LIMITED


                                     /s/ CHEE SING CHUNG
                                     -------------------------------------------
                                     Name: Chee Sing Chung
                                     Title: Director


                                                     E-NEW MEDIA COMPANY LIMITED


                                     /s/ CHEE SING CHUNG
                                     -------------------------------------------
                                     Name: Chee Sing Chung
                                     Title: Director